 January 19, 2017

VIA EMAIL AND MAIL

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Re:	Withdrawal of Registration Statement on Form S-1
Filed January 12, 2017

Dear Ms. Hayes:

American Brivision (Holding) Corporation (the “Company”) filed an Amendment No. 2 to Registration Statement on Form S-1 on January 12, 2017 (the “Original S-1/A”). Since the Original S-1/A was inadvertently filed under an incorrect file number, the Company hereby withdraws the incorrectly filed Original S-1/A and simultaneously re-files a new Registration Statement on Form S-/1/A under the correct file number of 333-213618 (the “New S-1/A”), including all exhibits filed thereto with the Original S-1/A.

If you have any questions, please do not hesitate to call our counsel, Joan Wu, Esq. of Hunter Taubman Fischer & Li LLC, at (212) 732-7184 or (516) 359 3173.

Sincerely,

/s/ Kira Huang
Chief Financial Officer American Brivision (Holding) Corporation

cc: Joan Wu, Esq.